Exhibit 99.1

DouYu International Holdings Limited Provides Update on Its CEO and Operations

WUHAN, China, Nov. 21, 2023 /PRNewswire/ – DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU) today announced that the Company was informed on November 20, 2023 that Mr. Shaojie Chen, the Chief Executive Officer and the Chairman of the board of the directors (the “Board”) of the Company, was arrested by the Chengdu police on or about November 16, 2023. The Company has not received any official notice of the investigation against Mr. Chen or the reasons for Mr. Chen’s apparent arrest. The Company cannot comment on the nature or expected timeline of subsequent legal proceedings, if any, that may follow. Mr. Chen’s ongoing detention and any subsequent related legal proceedings and enforcement actions against the parties involved may have a material adverse impact on the Company’s reputation, business and results of operations.

The Company maintains normal operation of its business and remains committed to upholding regulatory compliance on its platform. The Board and management will supervise the operations of the Company and work on contingency plans in response to Mr. Chen’s arrest and related investigations.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's results of operations and financial condition; the Company's business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company's business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Tel: +86 (10) 6508-0677

Andrea Guo

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente

Piacente Financial Communications

Email: douyu@tpg-ir.com

Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Tel: +86 (10) 6508-0677